NO ACT

DC
PO
4-23-12

Act: 1934
~~Section~~: Sch 14A
Rule:
Public Availability: 4/27/2012

April 27, 2012

[redacted]

12026978

Received SEC

APR 27 2012

Washington, DC 20549

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: SAIC, Inc.
Incoming letter dated April 23, 2012

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings defined in your letter.

- The Division will not recommend enforcement action to the Commission if SAIC and Science Applications, in reliance on your opinion of counsel that the Merger is not required to be registered under the Securities Act, effect the Merger without registration under the Securities Act;

- The Merger will constitute a "succession" for purposes of Rule 12g-3(a) under the Exchange Act and the Company will be a "large accelerated filer" for purposes of Rule 12b-2 under the Exchange Act;

- The Company may take into account SAIC's reporting history under the Exchange Act in determining its eligibility to use Form S-3. SAIC's reporting history under the Exchange Act also may be used in determining whether the Company "satisfies the registrant requirements for use of Form S-3" within the meaning of Form S-8;

- The Division will not object if the Company, as successor to SAIC, does not file new registration statements under the Securities Act for ongoing offerings of securities covered by the SAIC Registration Statements, provided that the Company adopts the SAIC Registration Statements by filing post-effective amendments pursuant to Rule 414 under the Securities Act;

- SAIC's Exchange Act reporting history may be taken into account when determining the Company's compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act;

- Average weekly reported trading volume in SAIC common stock during the time periods specified by Rule 144(e)(1) under the Securities Act may be taken into account in determining the limitations on the amount of securities that may be sold pursuant to Rule 144(e);

- The actions to be taken by the Company to assume the SAIC Equity Plans do not constitute actions that require the disclosure of information required by Item 10 of Schedule 14A;

- The Company may be treated as an issuer subject to the reporting requirements of the Exchange Act for purposes of the Securities Act

Rule 174(b) exemption from the prospectus delivery requirements of Section 4(3) of the Securities Act; and

- SAIC may comply with the form and manner of delivery of proxy materials described in Rule 14a-16 of the Exchange Act with respect to the proxy materials used to solicit proxies for the approval of the Merger by the stockholders of SAIC.

These positions are based on the representations made to the Division in your letter. Different facts or conditions might require different conclusions.

Sincerely,

Raymond A. Be
Special Counsel

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

April 27, 2012

Mail Stop 4561

Bruce K. Dallas
Davis Polk & Wardwell LLP
1600 El Camino Real
Menlo Park, CA 94025

Re: SAIC, Inc.

Dear Mr. Dallas:

In regard to your letter of April 23, 2012, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

Securities Act of 1933
Sections 2(a)(3) and 4(3)
Rules 144, 174 and 414
Forms S-3 and S-8
Securities Exchange Act of 1934
Section 12(b)
Rule 12g-3
Rule 14a-16
Schedule 14A
Trust Indenture Act of 1939
Section 303(2)

Davis Polk

Bruce K. Dallas

Davis Polk & Wardwell LLP
1600 El Camino Real
Menlo Park, CA 94025

650 752 2022 tel
650 752 3622 fax
bruce.dallas@davispolk.com

April 23, 2012
Submitted electronically via www.sec.gov/forms/corp_fin_noaction

Re: SAIC No-Action Letter Request

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

We are writing on behalf of our client, SAIC, Inc. ("**SAIC**"), a Delaware corporation, in connection with the proposed merger (the "**Merger**") of SAIC with and into its wholly-owned subsidiary, Science Applications International Corporation ("**Science Applications**" and, as the surviving corporation following the Merger, the "**Company**"), a Delaware corporation. SAIC has decided to effect the Merger to eliminate the current holding company structure in order to simplify the organizational structure of the business, reduce the burden of accounting for the books of two separate registrants, and reduce costs.

On behalf of SAIC and Science Applications we request your advice as to whether the staff (the "**Staff**") of the Division of Corporation Finance of the Securities and Exchange Commission (the "**Commission**") would provide its concurrence with each of the following conclusions with respect to the Merger, which are discussed more fully under the heading "Discussion" below:

1. *The Merger does not involve the offer and sale of a security under Section 2(a)(3).* The Staff would not recommend any enforcement action if the Merger were consummated without compliance with the registration requirements under Section 5 of the Securities Act

of 1933, as amended (the "**Securities Act**"), since the Merger does not involve the offer and sale of a security under Section 2(a)(3) of the Securities Act.

2. *Rule 12g-3 and Rule 12b-2.* As the successor registrant to SAIC following the Merger pursuant to Rule 12g-3 under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), under Rule 12b-2 the Company will be a "successor" to SAIC and a "large accelerated filer" following the Merger.

3. *Forms S-3 and S-8.* The reporting history and status of SAIC prior to the Merger may be considered in determining whether the requirements for the use of Forms S-3 and S-8 are met by the Company.

4. *Rule 414.* As of the completion of the Merger, the Company will constitute a "successor issuer" of SAIC for purposes of Rule 414 under the Securities Act and may continue SAIC's current offerings by filing post-effective amendments to the SAIC Registration Statements (as defined below) under Rule 414.

5. *Rule 144(c)(1) and (e).* SAIC's reporting history and status and the most recent report or statement published by SAIC prior to the Merger and the average weekly reported trading volume in SAIC's common stock during the time periods specified in Rule 144(e)(1) may be taken into account in determining whether the Company has complied with the current public information requirements of Rule 144(c)(1) under the Securities Act and the limitation on the amount of Company common stock that may be sold pursuant to Rule 144(e) under the Securities Act.

6. *Supplemental Indenture; Securities Act and Trust Indenture Act.* In connection with the Company's assumption of the obligations of SAIC under the SAIC Debt Securities (as defined below) as a result of the Merger, the execution of a supplemental indenture will not involve an "offer", "offer to sell", "offer for sale" or "sale" within the meanings of such terms as used in Section 2(a)(3) of the Securities Act that would require registration thereof under the Securities Act or qualification of the supplemental indenture under the Trust Indenture Act of 1939, as amended (the "**Trust Indenture Act**").

7. *Item 10 of Schedule 14A.* Actions taken with respect to the assumption by the Company of the obligations of SAIC under the SAIC Equity Plans (as defined below) do not constitute actions that require the disclosure of information under Item 10 of Schedule 14A of Regulation 14A under the Exchange Act.

8. *Section 4(3) prospectus delivery requirement and Rule 174(b).* The Company need not comply with the prospectus delivery requirements of Section 4(3) of the Securities Act.

9. *Rule 14a-16.* SAIC may comply with the form and manner of delivery of proxy materials described in Rule 14a-16 of the Exchange Act with respect to the proxy materials used to solicit proxies for the approval of the Merger by the stockholders of SAIC.

Background Information

SAIC is a holding company with one directly owned operating subsidiary, Science Applications, and no other current operations. SAIC became a reporting company under Section 13 of the Exchange Act in connection with its initial public offering on October 12, 2006, and has filed all required reports under the Exchange Act. Except for an intercompany note receivable from Science Applications, SAIC's only significant asset is all of the outstanding common stock of Science Applications.

Prior to SAIC's initial public offering, Science Applications had been a reporting company under Section 13 of the Exchange Act because its common stock was held by 500 or more holders of record. On October 20, 2006, Science Applications filed a Certification and Notice of Termination of Registration on Form 15 and ceased being a reporting company. Science Applications again became a reporting company under Section 15(d) of the Exchange Act on October 6, 2011 with the effectiveness of its joint registration statement with SAIC on Form S-4 (No. 333-176896) (the "**Exchange Offer Form S-4**") and has filed all required reports under the Exchange Act.

Since October 6, 2011, Science Applications and SAIC have filed joint reports under the Exchange Act, containing separate financial statements for each company, but combined footnotes to such financial statements. Science Applications' duty to file periodic reports arises under Section 15(d) of the Exchange Act because, as a guarantor, it was a co-registrant on the Exchange Offer Form S-4. The SAIC Debt Securities (as defined below) and related guarantees were held by fewer than 300 holders as of February 1, 2012, which is the beginning of Science Applications' current fiscal year. Accordingly, Science Applications' duty to file under Section 15(d) has been automatically suspended other than with respect to the annual report on Form 10-K for the fiscal year ended January 31, 2012, which is the fiscal year in which the Exchange Offer Form S-4 became effective. SAIC and Science Applications, however, anticipate that they will continue to file joint reports under the Exchange Act through the effective date of the Merger and the Company will thereafter be subject to the reporting requirements of Section 13 of the Exchange Act.[1]

SAIC and Science Applications are both Delaware corporations. At the effective time of the Merger, each share of SAIC common stock will be converted into one share of common stock of the Company. A stockholder vote would not be required if SAIC were the survivor of the Merger nor would there be any need for the relief sought by this no-action letter request. Due to operational considerations, however, SAIC will not be the surviving company under the relevant provisions of the Delaware General Corporation Law ("**DGCL**"). Under Section 253 of the DGCL, the approval of holders of a majority of the outstanding shares of common stock of SAIC is required to approve the Merger. The Merger is intended to be submitted to SAIC's stockholders at the 2012 annual meeting to be held in June of 2012. SAIC's board of directors will solicit proxies for the annual meeting in accordance with Regulation 14A under the Exchange Act. In that connection, on April 6, 2012, SAIC filed a preliminary proxy

[1] As a practical matter, were the Merger not occur, SAIC and Science Applications likely would continue filing joint periodic reports to enable them to file a shelf registration statement on Form S-3 that covers future public offerings of SAIC debt guaranteed by Science Applications.

statement with the Commission, which contains, among other things, information about the Merger required to be disclosed pursuant to the Exchange Act.

SAIC has two authorized classes of equity securities: one class of common stock, par value $0.0001 per share, and one class of preferred stock. As of the date hereof, the only outstanding class of equity securities of SAIC is its common stock. The only class of equity securities of Science Applications that is outstanding, all of which is owned by SAIC, is the Science Applications common stock, par value $0.01 per share.

The Merger will result in no change in the operations, business or management of SAIC. All outstanding shares of SAIC common stock will be converted upon the Merger on a one-for-one basis into identical shares of Company common stock having exactly the same rights and privileges. After the Merger, the Company will have the same authorized capital stock that SAIC had prior to the Merger. As a result, there will be no change in the proportionate ultimate ownership interests in the Company. The Company's name will remain "Science Applications International Corporation." The certificate of incorporation and bylaws of the Company will be substantively identical to the certificate of incorporation and bylaws of SAIC immediately prior to the Merger.[2] The officers, directors and management of SAIC immediately prior to the Merger will be officers, directors and management of the Company after the Merger, and the composition of the committees of the Board of Directors of the Company, including the Audit Committee, the Human Resources and Compensation Committee and the Nominating and Corporate Governance Committee will be the same as that of SAIC's immediately prior to the Merger. We have been informed that in the opinion of SAIC's tax advisors, for federal income tax purposes, the Merger is expected to be a tax-free reorganization, and SAIC stockholders will not recognize any gain or loss as a result of the Merger. The SAIC common stock is listed on the New York Stock Exchange (the "**NYSE**"). The Company's common stock also will be listed on the NYSE, subject to NYSE approval, and will be registered under the Exchange Act. We expect the Company's common stock to continue to trade under the symbol "SAI."

On a consolidated basis, the revenues, net income, total assets and total liabilities of SAIC immediately prior to the Merger will be identical to the revenues, net income, total assets and total liabilities of the Company immediately after the Merger. For the year ended January 31, 2012, the revenues, operating income and total assets of SAIC on a consolidated basis were identical to those of Science Applications on a consolidated basis. For the year ended January 31, 2012, the net income of SAIC on a consolidated basis was identical in all material respects to those of Science Applications on a consolidated basis with the primary differences being interest expense related to an intercompany loan payable to SAIC by Science Applications. The difference in total liabilities of SAIC and Science Applications as of January 31, 2012 was $120 million, which is primarily attributable to the intercompany loan.

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[2] The only changes between SAIC's existing certificate of incorporation and the certificate of incorporation for the Company post-Merger will be the Company's name, the date of original incorporation and the effective time of the charter amendment. Similarly, the only changes between SAIC's existing bylaws and the bylaws of the Company post-Merger will be the Company's name and the date of the bylaws.

Science Applications has fully and unconditionally guaranteed substantially all of SAIC's outstanding indebtedness (other than trade payables), which includes SAIC's $450 million principal amount 4.450% Notes Due 2020 and $300 million principal amount 5.950% Notes Due 2040 (together, the "**SAIC Debt Securities**") and any borrowings under SAIC's amended and restated revolving credit facility maturing in fiscal 2016 (no such borrowings are outstanding as of the date hereof). In connection with the Merger, the Company will assume the obligations of SAIC under the SAIC Debt Securities pursuant to a supplemental indenture to the indenture governing the SAIC Debt Securities (the "**Indenture**"). The Company will provide a resolution of its Board of Directors and an officers' certificate and an opinion of its counsel that the Company has fulfilled all of the requirements specified in the Indenture to assume SAIC's obligations under the Indenture with respect to the SAIC Debt Securities.

SAIC has fully and unconditionally guaranteed all of Science Applications' outstanding indebtedness (other than trade payables), which includes its $300 million principal amount 5.5% Notes Due 2033, $550 million principal amount 6.25% Notes Due 2012 and $250 million principal amount 7.125% Notes Due 2032 (together, the "**Science Applications Debt Securities**"). The Science Applications Debt Securities had initially been issued in transactions exempt from registration under Rule 144A, but were subject to registered exchange offers in November 2002 and November 2003. Each of these series of debt securities were covered by Science Applications' October 2006 Form 15.

As discussed above, after the Merger, the Company's financial position and capitalization will be identical to that of SAIC. In addition, neither SAIC nor Science Applications has engaged in any extraordinary restructuring or reorganization transactions or asset transfers in connection with or in anticipation of the Merger.

SAIC currently maintains Registration Statements on Form S-8 (Nos. 333-138095, 333-153360 and 333-169693) (the "**SAIC Registration Statements**") under the Securities Act, for the following stock-based employee benefit plans: (i) the Science Applications International Corporation Stock Compensation Plan; (ii) the Science Applications International Corporation Management Stock Compensation Plan; (iii) the Science Applications International Corporation Key Executive Stock Deferral Plan; (iv) the SAIC, Inc. 2006 Employee Stock Purchase Plan; (v) the 2006 Equity Incentive Plan; (vi) the Science Applications International Corporation Retirement Plan; (vii) the Science Applications International Corporation 1999 Stock Incentive Plan; and (viii) the AMSEC Employees 401(k) Profit Sharing Plan (collectively, the "**SAIC Equity Plans**"). SAIC does not currently have any effective Registration Statements on Form S-3. Science Applications does not currently have any effective registration statements.

Neither SAIC nor Science Applications have outstanding securities other than the SAIC common stock and related equity compensation awards, 5,000 shares of Science Applications common stock, all of which is owned by SAIC, the SAIC Debt Securities and related guarantees, and the Science Applications Debt Securities and related guarantees.

Discussion

1. *The Merger does not involve the offer and sale of a security under Section 2(a)(3).*

In our opinion, the Merger may be effected without registration under Section 5 of the Securities Act on the basis that there has been no offer and sale of a security under Section 2(a)(3) of the Securities Act. We are of the opinion that the Merger does not involve the offer and sale of a security under Section 2(a)(3) of the Securities Act because on a consolidated basis, the Company after the Merger will be identical to SAIC prior to the Merger. In effect, the Merger is an internal company reorganization resulting in a non-substantive change in the form of ownership. We note that the Staff has granted relief similar to that requested in this letter in a number of comparable circumstances.[3]

In each of the *GP Strategies*, *Newmont Mining I*, *Lexmark Int'l Group*, *Union Carbide I* no-action requests, a public company proposed to merge into its sole operating subsidiary for the purpose of eliminating a holding company structure. The holding company's business, fiscal year, capitalization, charter, bylaws, consolidated results of operations and financial position, directors, officers and employees remained the same. The transactions in substance represented purely an intra-corporate reorganization, as in SAIC's situation, and the Company after the Merger will be identical to SAIC on a consolidated basis. In *Union Carbide I*, the Staff noted that such an intra-corporate reorganization seeks to simplify a company's organizational structure, which in the Staff's view distinguishes such a transaction from other reorganization transactions, such as the formation of a holding company. SAIC's proposed intra-corporate reorganization also seeks to simplify its organizational structure.

While the DGCL requires that stockholders vote on the transaction, we do not believe that an "investment decision" is being made. We believe that the Merger is in substance an internal corporate reorganization. The Preliminary Note to Rule 145 states:

> The thrust of the Rule is that an offer, offer to sell, offer for sale, or sale occurs when there is submitted to security holders a plan or agreement pursuant to which such holders are required to elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security.

The Merger should cause even less concern than a change of domicile transaction permitted by Rule 145(a)(2) because the rights of SAIC's stockholders will be exactly the same after the Merger. There will be no change in the nature of the investment or any other change resulting in a new investment decision being made. As a result, we believe the Merger should be treated similar to a change of domicile transaction as defined in Rule 145(a)(2).

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[3] *See generally,* GP Strategies Corporation (available October 4, 2011) ("**GP Strategies**"); Newmont Mining Corp. (available March 15, 2000) ("**Newmont Mining I**"); Newmont Mining Corp. (available April 27, 2000) ("**Newmont Mining II**"); Lexmark Int'l Group, Inc. (available March 14, 2000) ("**Lexmark Int'l Group**"); Union Carbide Corporation (available March 2, 1994) ("**Union Carbide I**"); and Union Carbide Corporation (available April 15, 1994) ("**Union Carbide II**").

SAIC believes that all material information regarding the Merger will be contained in its proxy statement. From a disclosure standpoint, registration on Form S-4 under Rule 145 would not provide any additional disclosure to SAIC's stockholders since the proxy statement would contain the same information under Commission interpretations of Form S-4's information requirements for transactions solely between a registrant and one of its wholly-owned subsidiaries in similar transactions.[4]

2. *Rule 12g-3 and Rule 12b-2.*

Rule 12g-3(a) under the Exchange Act provides that, where in connection with a succession by merger, securities of an issuer that are not already registered under Section 12 of the Exchange Act (such as the Company common stock) are issued to holders of any class of securities of another issuer that are already registered under Section 12(b) (such as the SAIC common stock) or 12(g), then the unregistered securities shall be deemed to be registered under the same paragraph of Section 12 of the Exchange Act, subject to certain enumerated exceptions. None of these exceptions is applicable to the Company or the Merger.

A "succession" is defined in Rule 12b-2 as the direct acquisition of the assets comprising a going business, whether by merger, consolidation, purchase or other direct transfer. Rule 12b-2 notes that "[e]xcept for an acquisition of control of a shell company, the term [succession] does not include the acquisition of control of a business unless followed by the direct acquisition of its assets." SAIC does not have any significant assets other than the Science Applications common stock and an intercompany note issued by Science Applications and Science Applications will not be "acquiring" either of these assets since they disappear in the Merger. The consolidated assets and liabilities of the Company immediately after the Merger, however, will be the same as those of SAIC immediately before the Merger. Similarly, the stockholders of SAIC immediately before the Merger will be the stockholders of the Company immediately after the Merger. Thus, although the definition of "succession" does not explicitly contemplate the collapse of a "pure" holding company into its operating subsidiary, no-action positions taken in the past suggest that the Merger should constitute a "succession" for purposes of Rule 12g-3(a) under the Exchange Act.[5]

Similarly, since SAIC is a "large accelerated filer" as defined in Rule 12b-2 of the Exchange Act, we believe the Company should be treated as a large accelerated filer. The Company will comply with the requirements of the Exchange Act that apply to large accelerated filers. The Staff has taken a similar position on prior occasions that a successor issuer would be a successor to a company's status as an accelerated filer under Rule 12b-2 of the Exchange Act.

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[4] *See GP Strategies*, supra; *Newmont Mining I*, supra; *Lexmark Int'l Group*, supra; and *Union Carbide I*, supra.

[5] *See, e.g.*, *GP Strategies*, supra; Dress Barn, Inc., (available August 13, 2010) ("**Dress Barn**"); GulfMark Offshore, Inc. (available January 11, 2010) ("**GulfMark Offshore**"); and Mentor Corporation, (available September 26, 2008) ("**Mentor Corporation**");.

Based on the foregoing, we respectfully request that the Staff concur in our opinion that upon consummation of the Merger, the Company common stock will be deemed registered under Section 12(b) of the Exchange Act by virtue of the operation of Rule 12g-3(a). We further request that the Staff concur in our opinion that the Company would be a "successor" to SAIC and will be deemed a large accelerated filer for purposes of Rule 12b-2 under the Exchange Act.

3. *Forms S-3 and S-8.*

We believe that the Company should be entitled to rely on General Instruction I.A.7 to Form S-3 in determining whether it shall be deemed to have satisfied conditions 1, 2, 3 and 5 to General Instruction I.A to Form S-3 of the Securities Act. Paragraph I.A.7 provides:

> If the registrant is a successor registrant, it shall be deemed to have met conditions 1, 2, 3 and 5 [of General Instruction I.A] if: (a) its predecessor and it, taken together, do so, provided that the succession was primarily for the purpose of changing the state of incorporation of the predecessor or forming a holding company and that the assets and liabilities of the successor at the time of succession were substantially the same as those of the predecessor; or (b) if all predecessors met the conditions at the time of succession and the registrant has continued to do so since the succession.

SAIC, the predecessor to the Company, will, at the effective date of the Merger have met the conditions of paragraphs I.A.I through I.A.3 and I.A.5 and the Company thereafter will comply with these conditions. Although the Company does not technically fall within paragraph 1.A.7(a) because the Merger will not involve a change in the state of incorporation or create a holding company structure, we believe that the Company should be entitled to register its securities under Form S-3 because, in substance, SAIC and Science Applications are identical issuers, and SAIC's stockholders will receive identical securities of the Company, which will have operations, assets, liabilities and indebtedness on a consolidated basis that are identical to those of SAIC on a consolidated basis.[6] To preclude the Company from including the reporting history of SAIC in determining the availability of Form S-3 would impose the onerous burden of filing a registration statement on Form S-1, without providing stockholders with any meaningful additional disclosure or serving any useful purpose. Similarly, relief is sought for the Company to be able to take into account, the reporting history of SAIC prior to the Merger in determining whether the Company "satisfies the registrant requirements for use of Form S-3" as such phrase is used in the General Instruction to Form S-8. Accordingly, we respectfully request that the Staff concur in our opinion that the reporting history and status of SAIC prior to the Merger may be considered in determining whether the requirements for the use of Forms S-3 and S-8 are met by the Company.

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[6] *See GP Strategies,* supra; *Newmont Mining II*, supra; *Lexmark Int'l Group*, supra; and *Union Carbide II*, supra. *See, also, GulfMark Offshore*, supra.

4. *Rule 414.*

Rule 414, promulgated under Regulation C of the Act, provides that if an issuer has been succeeded by another issuer for the purpose of changing its state of incorporation or its form of organization, the registration statement of the predecessor issuer will be deemed the registration statement of the successor issuer for the purpose of continuing the offering, provided that certain enumerated conditions are satisfied. It is our opinion that the Company will become the successor registrant under the Exchange Act to SAIC following the Merger pursuant to Rule 12g-3 and the SAIC Registration Statements should be deemed the corresponding registration statements of the Company as the "successor issuer for the purpose of continuing the offerings" because the Merger will have the effect of changing SAIC's "form of organization" and substantially meets all the other conditions enumerated in Rule 414.

The conditions enumerated in Rule 414 will be satisfied under the terms and provisions of the Merger, except for the technical satisfaction of paragraph (a) which requires that, immediately prior to the succession, the successor issuer have no assets or liabilities other than nominal assets or liabilities. As noted previously, immediately upon consummation of the Merger, the operations, assets, liabilities and stockholders' equity of the Company on a consolidated basis will be the same as those of SAIC on a consolidated basis prior to the Merger. This technicality relating to paragraph (a) of Rule 414 is not a material difference and should not affect the application of Rule 414. As contemplated by Rule 414(d), the Company will file amendments to the SAIC Registration Statements expressly adopting such registration statements as its own registration statements for all purposes under the Securities Act and the Exchange Act.

The Staff has in a number of instances indicated that Rule 414 would be available even though a merger did not literally fall within the scope of the rule for failure to satisfy each of the conditions set forth therein. In *Newmont Mining II*, the subsidiary into which Newmont Mining merged also failed to satisfy condition (a) of Rule 414 since prior to consummation of the proposed merger, the subsidiary was in fact the sole operating subsidiary and held substantial assets and liabilities. Nevertheless, the Staff concurred that, for purposes of Rule 414, the successor company would constitute a "successor issuer" to Newmont Mining Corporation and may file post-effective amendments to Newmont Mining Corporation's existing registration statements.[7]

Based upon the foregoing, we respectfully request you confirm your agreement with our view that the Merger is consistent with the policy behind Rule 414 and allow its application to the Company as a successor registrant to SAIC for the purpose of continuing the offerings made.

5. *Rule 144(c)(1) and (e).*

Rule 144 imposes requirements on sales of restricted securities and sales of securities by and for the accounts of the affiliates of an issuer. For "reporting issuers", Rule 144(c)(1)

[7] *See, also, GP Strategies*, supra; and *Mentor Corporation*, supra.

requires that, prior to the sale of any restricted securities under the rule, an issuer has been subject to the reporting requirements of the Exchange Act for a period of at least 90 days immediately preceding the sale and has filed all applicable reports required to be filed under the Exchange Act during the 12 months preceding the sale, or such shorter time as the issuer was required to file such reports. For "non-reporting issuers", Rule 144(c)(2) requires certain information to be publicly available. Thus, for a 90-day period after an issuer becomes a "reporting issuer" it is unable to comply with the current public information requirements of Rule 144(c).

Immediately after the Merger, the Company will have, on a consolidated basis, assets, liabilities, business and operations identical to those of SAIC, on a consolidated basis, immediately before the Merger and SAIC has been subject to, and has complied with the reporting requirements of the Exchange Act for more than the past 12 months. The information to be furnished to the public concerning the Company would be adequate and current. SAIC has been a reporting company under the Exchange Act for many years and all reports required to be filed by SAIC under the Exchange Act have been timely filed or will be timely filed prior to the Merger, including a current report on Form 8-K with respect to SAIC's consummation of the Merger. Science Applications has itself been subject to the reporting requirements of Section 13 of the Exchange Act since October 6, 2011 and the Company will be subject to the reporting requirements of Section 13 of the Exchange Act following the Merger.[8] On a consolidated basis, the Company will have the same number of shares outstanding, as well as the same assets, liabilities, businesses, management and operations as SAIC prior to the Merger. Therefore, strict compliance with the 90 day waiting period is not necessary to effectuate the purpose of Rule 144 in light of the comprehensive disclosures in prior Exchange Act reports filed by SAIC and the continuing reporting that will be made by the Company. We are of the opinion that, for purposes of Rule 144, the Company may include SAIC's reporting history and status prior to the Merger in determining whether the Company has complied with the current public information requirements of Rule 144(c)(1) and thus, the Company should be deemed to have complied with the public information requirements of Rule 144(c)(1) immediately after the Merger if SAIC has complied with the requirements of the rule until the Merger.[9]

For the same reasons, it is our opinion that, for purposes of Rule 144, the most recent report or statement published by SAIC prior to the Merger and the average weekly reported volume of trading in SAIC common stock during the time periods specified in Rule 144(e)(1) occurring immediately prior to the Merger may be taken into account by holders of common

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[8] As noted earlier, although Science Applications has been a reporting issuer under Section 15(d) of the Exchange Act and along with SAIC has continued to file joint periodic reports, after filing its annual report on Form 10-K for the year ended January 31, 2012, Science Applications' duty to file Exchange Act reports will be suspended. In Q&A 131.07 of the Securities Act Rules Compliance and Disclosure Interpretations, available at: http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm, the Staff noted that Rule 144(c)(1) does not apply to voluntary filers. While Science Applications will be a voluntary filer immediately prior to the Merger, it will become a mandatory filer upon the consummation of the Merger and thus, without the relief requested, will not be able to comply with the current information provisions of Rule 144(c) for 90 days following consummation of the Merger.

[9] *See GP Strategies*, supra; *GulfMark Offshore*, supra; and Mercer Int'l, Inc. (available December 12, 2005) ("**Mercer Int'l**").

stock of the Company in determining the applicable limitation on the amount of stock that may be sold in compliance with Rule 144(e)(1) and (2) following the Merger. The Company will trade on the NYSE following the Merger under the same stock symbol "SAI," and therefore, the trading history of SAIC as reported on the NYSE will be indicative of the Company's future trading volume because the trading market will be the same. The Staff has taken similar positions with respect to Rule 144 in the context of transactions similar to the Merger.[10]

Based on the foregoing, we respectfully request that you concur in our opinion that SAIC's reporting history and status and the most recent report or statement published by SAIC prior to the Merger and the average weekly reported trading volume in SAIC common stock during the time periods specified in Rule 144(e)(1) may be taken into account in determining whether the Company has complied with the current public information requirement's of Rule 144(c)(1) under the Securities Act and the limitation on the amount of Company common stock that may be sold pursuant to Rule 144(e) under the Securities Act.

6. *Supplemental Indenture; Securities Act; and Trust Indenture Act.*

The Company will assume the obligations under the SAIC Debt Securities as the successor issuer pursuant to a supplemental indenture entered into with the trustee under the Indenture. The supplemental indenture will provide for the assumption by the Company of all of SAIC's liabilities and obligations under the SAIC Debt Securities, including the due and punctual payment of the principal of and interest on the SAIC Debt Securities assumed.

Pursuant to the Indenture, the Company will deliver to the trustee an opinion of counsel that, among other things, the Indenture authorizes the trustee to enter into such supplemental indenture without the vote or consent of the holders of the SAIC Debt Securities for the purposes of evidencing the assumption of the obligations under the SAIC Debt Securities.

Section 2(a)(3) of the Securities Act states that the "sale" of a security must involve some disposition "for value". Under the Indenture, no holder of the SAIC Debt Securities, in their capacity as such, will have any right to vote upon or contest the Merger, the assumption of the obligations under the Indenture by the Company or the execution of the supplemental indenture. As a result, such holders are not making a "new" investment decision with respect to a new security. Furthermore, holders of the SAIC Debt Securities are not paying any consideration or giving up any rights or anything else of value in connection with the assumption. Accordingly, there is no "sale" within the meaning of Section 2(a)(3) of the Securities Act and, therefore, no requirement to register the offering, sale or delivery of such assumption. The Staff has taken similar positions in the context of comparable transactions.[11]

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[10] *See GP Strategies*, supra; *GulfMark Offshore*, supra; and *Mercer Int'l*, supra;

[11] See *GulfMark Offshore*, supra; *Mercer Int'l*, supra; and Nabors Industries, Inc. (available April 29, 2002) ("**Nabors Industries**").

Based on the foregoing, we respectfully request the Staff's concurrence in our opinion that the Company's assumption of the obligations under the SAIC Debt Securities and the execution of the supplemental indenture will not involve an "offer", "offer to sell", "offer for sale" or "sale" as those terms are defined in Section 2(a)(3) of the Securities Act and as those definitions are incorporated by reference into Section 303(2) of the Trust Indenture Act and, therefore, that qualification of the supplemental indenture is not required under the Trust Indenture Act.

7. *Item 10 of Schedule 14A.*

Pursuant to the Merger, the Company will assume and continue the SAIC Equity Plans without any modification and each outstanding award of or option to purchase shares of SAIC common stock granted pursuant to the SAIC Equity Plans will be converted into an award of or option to purchase the same number of shares of Company common stock, with the same terms, rights and conditions as the corresponding SAIC award or option. The assumption by the Company of the rights and obligations of SAIC under the SAIC Equity Plans is simply a conversion of existing rights to a new successor issuer and does not constitute or require "actions" that would trigger a need to disclose information about the stock based benefit plans under Item 10 of Schedule 14A. The proxy statement for the annual meeting of stockholders will include information on the effects of the Merger on the SAIC Equity Plans so existing stockholders will be fully aware that there will be no amendments or modifications to such plans which will result from the Merger. The assumption by the Company of the obligations of SAIC under the SAIC Equity Plans will not constitute the approval of a new compensation plan under which equity securities of the Company will be authorized for issuance or the amendment or modification of an existing plan as there has been no change to the SAIC Equity Plans but simply a conversion of existing rights and an assumption and continuation of the SAIC Equity Plans without amendment or modification. Accordingly, we are of the opinion that the actions to be taken with respect to the assumption by the Company of the obligations of SAIC under the SAIC Equity Plans do not constitute actions which require the disclosure of information under Item 10 of Schedule 14A of the Exchange Act. The Staff has taken similar positions with respect to Item 10 in the context of transactions similar to the Merger.[12]

Based on the foregoing, we respectfully request that you concur in our opinion that the actions to be taken with respect to the assumption by the Company of the obligations of SAIC under the SAIC Equity Plans do not constitute actions that require the disclosure of information under Item 10 of Schedule 14A of the Exchange Act.

8. *Section 4(3) prospectus delivery requirement and Rule 174(b).*

Under Rule 174(b), a dealer need not deliver a prospectus if the issuer is an Exchange Act reporting company. The Company will have the same assets, liabilities, business and operations on a consolidated basis as SAIC on a consolidated basis immediately before the Merger and will be the successor to SAIC. SAIC has been a reporting company under

[12] *See GP Strategies*, supra; *Mercer Int'l*, supra; and *Nabors Industries*, supra.

Section 13 of the Exchange Act for many years, and the Company, as the successor to SAIC, will assume SAIC's reporting status after the Merger. The Staff has previously taken the position that the successor in transactions similar to the Merger is deemed an Exchange Act reporting company and dealers of the successor's securities may rely on Rule 174(b).[13]

Accordingly, we respectfully request that the Staff concur in our opinion that the Company will be deemed an Exchange Act reporting company and that dealers of the Company's common stock will be able to rely on Rule 174(b) with respect to the prospectus delivery requirements of Section 4(3) of the Exchange Act.

9. *Rule 14a-16.*

Rule 14a-16 prescribes a method for issuers and other persons to furnish proxy materials to stockholders by posting them on an Internet Web site and providing stockholders with notice of the availability of the proxy materials. Under Rule 14a-16(m), this method is not available for a proxy solicitation in connection with a "business combination, as defined in [Rule 165]...." Rule 165(f) defines "business combination transaction" as "any transaction specified in Securities Act Rule 145(a) or exchange offer."

Rule 145(a) deems specified transactions to be an "offer," "offer to sell," "offer for sale" or "sale" for purposes of Section 2(a)(3) of the Act if the security holders must vote or consent to the transaction. As noted earlier, in our opinion, the Merger may be effected without registration under Section 5 of the Securities Act on the basis that there has been no offer and sale of a security under Section 2(a)(3) of the Securities Act. Accordingly, we believe that Rule 14a-16 should be available in connection with the Merger.

We note that this position is consistent with Rule 145(a)(2), which excludes from Rule 145 statutory mergers or consolidations where "the sole purpose of the transaction is to change an issuer's domicile solely within the United States."[14] As discussed above, the Merger should cause even less concern than a change of domicile transaction permitted by Rule 145(a)(2), and therefore carved out of the definition of "business combination" for purposes of Rule 14a-16(m) because the rights of SAIC's stockholders will be exactly the same after the Merger. There will be no change in the nature of the investment or any other change resulting in a new investment decision being made. As a result, we believe the Merger should be treated similar to a change of domicile transaction as defined in Rule 145(a)(2).

As noted in the Rule 14a-16 adopting release:

> Several commenters agreed that business combination transactions constitute highly extraordinary events for some issuers and frequently involve an offering of securities that must be registered under the Securities Act and require delivery of the prospectus. They also typically involve proxy statements of considerable length and

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[13] *See GP Strategies*, supra; *Mercer Int'l*, supra; *Lexmark Int'l Group*, supra; and *Union Carbide II*, supra.

[14] We are not aware of any Staff guidance explicitly stating that Rule 14a-16 is available for change of domicile transactions.

> complexity. Other commenters nonetheless believed that the model should be extended to such transactions. They noted that even more savings may be realized by extending the model to such larger documents. The Commission desires to gain more experience with the notice and access model before extending it to business combination transactions. Based on our experience with the model once it is being used for more straightforward corporate actions, we will consider at a later date whether it is appropriate to extend the model to business combination transactions.

See *Internet Availability of Proxy Materials,* SEC Release No. 34-55146 (Jan 22, 2007), Section II.D. We believe that the Merger is, in fact, a straightforward corporate action for which the Rule 14a-16 method of delivering proxy material would be completely appropriate.

Accordingly, we respectfully request that the Staff concur in our opinion that SAIC may comply with the form and manner of delivery of proxy materials as described in Rule 14a-16 of the Exchange Act with respect to the proxy statement and other materials used to solicit proxies for the approval of the Merger by the stockholders of SAIC.

Conclusion

For the foregoing reasons, we respectfully request that the Staff concur with our views herein. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

* * * * * * *

If the Division has any questions concerning this request or requires any additional information, please contact the undersigned at (650) 752-2022. This letter is being submitted electronically via www.sec.gov/forms/corp_fin_noaction in compliance with the instructions found at the Commission's web site and in lieu of our providing seven additional copies of this letter pursuant to Release No. 33-6269 (December 5, 1980).

Very truly yours,

/s/ Bruce K. Dallas

Bruce K. Dallas

cc: Raymond A. Be, Esq.
Special Counsel
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Vincent A. Maffeo, Esq.
Executive Vice President and General Counsel
Paul H. Greiner, Esq.
Senior Vice President and Chief Deputy General Counsel
Raymond L. Veldman, Esq.
Vice President and Assistant General Counsel
SAIC, Inc.